Cowen and Company, LLC
Statement of Financial Condition
December 31, 2016

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons — 646-562-1803 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, James Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen and Company, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

MARGARET BURNS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01BU6230416
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES NOV 1, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity and Comprehensive Loss.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cowen and Company, LLC
Index
December 31, 2016
Confidential



pwc

Report of Independent Registered Public Accounting Firm

To the Management of Cowen and Company, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cowen and Company, LLC (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Cowen and Company, LLC
Statement of Financial Condition
December 31, 2016
Confidential

(in thousands)

Assets

Cash and cash equivalents	$	6,379
Receivable from brokers, dealers and clearing brokers		68,607
Securities owned, at fair value		29,430
Receivable on derivative contracts, at fair value		684
Corporate finance and syndicate fees receivable		21,131
Deposits with clearing brokers		1,000
Deferred tax assets		94,033
Goodwill		3,519
Other assets		1,506
Total assets	$	226,289

Liabilities and Member's Capital

Liabilities

Securities sold, not yet purchased, at fair value	$	23,058
Syndicate fees payable		2,786
Soft dollar payable		2,296
Payable on derivative contracts, at fair value		600
Payable to brokers and dealers		414
Due to related party		2,132
Accounts payable, accrued expenses and other liabilities		1,696
Total liabilities		32,982
Commitments and contingencies (Note 9)		
Member's equity		193,307
Total liabilities and member's equity	$	226,289

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Basis of Presentation**

Cowen and Company, LLC (the "Company" or "Cowen"), a Delaware single member limited liability corporation, is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.The Company is a wholly owned subsidiary of Cowen Holdings, Inc. ("CHI") which is an indirectly owned subsidiary of Cowen Group, Inc. ("CGI" or "Parent"). The Company offers research, sales and trading and investment banking services to companies and institutional investor clients primarily in the healthcare, technology, media and telecommunications, information and technology services, consumer, aerospace and defense, industrials, energy and transportation sectors.

The Company clears its securities transactions on a fully disclosed basis and does not carry customer funds or securities. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.

On May 6, 2016, the Company acquired the credit products, credit research, special situations and emerging markets units from CRT Capital Group LLC ("CRT"). The acquisition was completed for a combination of cash and contingent consideration payable annually based on future revenues exceeding specific targets. The acquisition was paid through a related party. The acquisition was accounted for under the acquisition method of accounting in accordance with GAAP. As such, the assets acquired, liabilities assumed and the resulting goodwill were recorded at their fair values at the acquisition date. Post-acquisition, certain assets and liabilities were assigned and transferred to related parties.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires the management of the Company to make estimates and assumptions that affect the fair value of securities and other investments, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could materially differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is concentrated in Capital One Bank.

Fair Value Measurements
GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company holds securities received as part of its operations. The fair value of these securities is generally estimated based on proprietary models developed by the Company, which include discounted cash flow analysis, public market comparables, and other techniques and may be based, at least in part, on independently sourced market information. The material estimates and assumptions used in these models include the timing and expected amount of cash flows, the appropriateness of discount rates used, and, in some cases, the ability to execute, timing of, and estimated proceeds from expected financings. Significant judgment and estimation goes into the selection of an appropriate valuation methodology as well as the assumptions used in these models, and the timing and actual values realized with respect to the securities could be materially different from values derived based on the use of those estimates. The valuation methodologies applied impact the reported value of the Company's securities in the financial statements. Certain of the Company's securities are relatively illiquid or thinly traded and may not be immediately liquidated on demand if needed. Fair values assigned to these securities may differ significantly from the fair values that would have been used had a ready market for the securities existed and such differences could be material.

The Company primarily uses the "market approach" or "income approach" to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts. To the extent applicable, each of these categories is further be divided between those held long or sold short.

Securities
A description of the valuation techniques applied to the Company's securities and derivative contracts measured at fair value on a recurring basis includes the following:

Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include active listed equities, ETF's and listed warrants. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Certain positions for which trading activity may not be readily visible, consisting primarily of corporate debt and equities not actively traded are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets, valuations may be adjusted to reflect illiquidity.

Equity securities in privately held companies are valued using inputs that are unobservable to the extent observable inputs are not available. Unobservable inputs are developed based on the best information available and play a significant role in the determination of fair market value and are consequently classified within Level 3. Unlisted warrants are classified as Level 3 given that the inputs used to derive value are subject to management's view of prevailing market conditions.

Derivative contracts
Derivative contracts such as options can be exchange-traded or privately negotiated over-the-counter ("OTC"). Exchange-traded derivatives are typically classified within level 1 or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. OTC derivatives which have inputs which can generally be corroborated by market data are therefore classified within level 2. OTC derivatives where market data is not readily available or observable are classified as level 3.

Contingencies
In accordance with GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Goodwill
In accordance with GAAP, the Company tests goodwill for impairment on an annual basis or at an interim period if events or changed circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under GAAP, the Company first assesses the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amounts as a basis for determining if it is necessary to perform the two-step approach. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. In connection with the CRT transaction. the Company recognized goodwill of $3.5 million. Goodwill, which primarily relates to expected synergies from combining operations, is fully deductible for tax purposes. No impairment charges for goodwill were recognized during year ended December 31, 2016.

Income Taxes
The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CGI. The Company has an informal tax sharing arrangement with CGI whereby Cowen records any tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax

expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by Cowen to the extent utilized in CGI's consolidated tax return. Cowen considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. Deferred tax assets the Company deems as more likely than not to be realized in the future, and thus against which no valuation allowance has been established, are recorded as a receivable from CGI in accordance with the Company's informal tax sharing arrangement with CGI.

The Company accounts for income taxes in accordance with GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 8, "Income Taxes" for additional information and disclosures.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CGI's equity and incentive compensation plans. See Note 4, "401(k) Savings Plan, Forgivable Loans, Deferred Cash Awards and Share-Based Compensation" for a description of these awards.

Recently Issued Accounting Pronouncements
In January 2017, the FASB issued guidance which clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under the current guidance, there are three elements of a business-inputs, processes, and outputs. While an integrated set of assets and activities (collectively, a "set") that is a business usually has outputs, outputs are not required to be present. In addition, all the inputs and processes that a seller uses in operating a set are not required if market participants can acquire the set and continue to produce outputs, for example, by integrating the acquired set with their own inputs and processes. The new guidance provides a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The guidance is effective prospectively for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on the Company's financial statements.

In August 2016, the FASB issued guidance which reduces the diversity in practice as to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This guidance addresses eight specific cash flow issues with the objective of reducing the existing and potential future diversity in practice. The amendments in this guidance are effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on the Company's cash flow presentation.

In March 2016, as part of its simplification initiative, the FASB issued a new accounting pronouncement which simplified the requirements for share based payments. The guidance among other things covers the income tax consequences and classification of excess tax benefit and tax withholding on the statement of cash flows. The guidance is effective for reporting periods beginning after December 15, 2016. The Company will reflect the impact in the Company's statement of cash flows.

In May 2014, the FASB issued guidance which amends and supersedes the revenue recognition requirements and most industry-specific guidance and creates a single source of revenue guidance. The new guidance outlines the principles an entity must apply to measure and recognize revenue and related cash flows. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain non-financial assets. The guidance is effective for reporting periods beginning after December 15, 2017. In July 2015, the FASB confirmed a deferral of the effective date by one year, with early adoption on the original effective date permitted. In 2016, the FASB issued various new guidance to clarify the implementation guidance on principal versus agent considerations, revenue from contracts with customers and identifying performance obligations and licensing implementation. The Company is currently evaluating the impact of this guidance on the Company's financial condition, results of operations and cash flows.

In January 2017, the FASB issued guidance which simplify the subsequent measurement of goodwill, the new guidance eliminated Step 2 from the goodwill impairment test which was required in computing the implied fair value of goodwill. Instead, under the new amendments, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The amendments in this guidance are effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019 with early adoption permitted after January 1, 2017. The Company is currently evaluating the impact of this guidance on the Company's financial statements.

3. **Transactions With Related Parties**

The Company executes trades for European brokerage clients of Cowen International Limited ("CIL"), an affilated broker-dealer. CIL is a wholly owned subsidiary of CHI.

The Company entered into a service level agreement with an affiliate, Cowen Services Company, LLC ("CSC") in which the employment of all the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related party in the statement of financial condition. CSC also agreed to provide certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by CSC through an expense sharing agreement based on time, service, usage and headcount. At December 31, 2016, the Company has a $2.1 million payable to CSC which is included in due to related party in the statement of financial condition.

The Company pays an affiliated broker-dealer, ATM Execution LLC ("ATM"), for algorithmic trading services. At December 31, 2016, the Company has a payable to ATM of $0.3 million which is

included in payable to brokers and dealers in the statement of financial condition. The Company also provides sales, marketing and operational support to ATM.

The Company shares commissions with Cowen Prime Services LLC, an affiliated broker-dealer for introduced clients. The Company provides trade execution for CGI in its stock buy back program and for two affiliates, Cowen Investments LLC and Ramius Advisors LLC .

4.   **401(k) Savings Plan, Forgivable Loans, Deferred Cash Awards and Share-Based Compensation**

401(k) Savings Plan
Employees of the Company participate in a 401(k) defined contribution retirement savings plan sponsored by CGI. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations.

Forgivable Loans
A portion of certain employees compensation is paid in the form of a forgivable loan. These forgivable loans provide for a cash payment up-front to employees, with the amount due back to the Company forgiven over a vesting period. An employee that voluntarily ceases employment, or is terminated with cause, is generally required to pay back to the Company any unvested forgivable loans granted to them. The vesting period on forgivable loans is one to three years.

Deferred Cash Awards
Under the 2010 CGI Equity Plan, the Company awarded $23.2 million of deferred cash awards to its employees during the twelve months ended December 31, 2016. These awards vest over a four year period and accrue interest at 0.70% per year.

Share-Based Compensation
The Company's employees participate in CGI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units, stock appreciation rights ("SAR's") and other equity based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may generally vest over a two-to-five-year period. SAR's vest and expire after five years from grant date. Awards are subject to the risk of forfeiture. As of December 31, 2016, there were approximately 0.1 million shares available for future issuance under the Equity Plans.

On December 5, 2016, CGI effected a one-for-four reverse stock split of the class A and class B common stock. All share and per share information has been retroactively adjusted to reflect the reverse stock split.

Restricted Shares and Restricted Stock Units Granted to Employees

The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2016:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Balances at beginning of year	4,269,150	$ 18.59
Granted	1,566,292	13.97
Vested	(1,129,308)	14.95
Forfeited	(320,214)	14.88
Balances at end of year	4,385,920	$ 18.15

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CGI's common stock on the date of grant.

5. **Financial Instruments, at Fair Value**

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2016:

(in thousands)	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 18,179	$ 20,467
Warrants	8,212	—
Corporate bonds	3,029	2,591
Trade Claim	10	—
	$ 29,430	$ 23,058

Securities owned, at fair value are held by the Company and are considered held for trading. Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the financial statement. However, these transactions result in off-balance sheet risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased, at fair value may exceed the amount reflected in the statement of financial condition. Substantially all equity securities are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis on the statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2016:

(in thousands)	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Equity securities	$ 17,901	$ 8	$ 269	$ 18,178
Warrants	4,598	—	3,615	8,213
Corporate bonds		2,477	552	3,029
Trade Claim	—	—	10	10
	$ 22,499	$ 2,485	$ 4,446	$ 29,430
Receivable on derivative contracts, at fair value				
Options	684	—	—	684
	$ 684	$ —	$ —	$ 684
Securities sold, not yet purchased, at fair value				
Corporate bonds	$ —	$ 2,591	$ —	$ 2,591
Equity securities	20,467	—	—	20,467
	$ 20,467	$ 2,591	$ —	$ 23,058
Payable for derivative contracts, at fair value				
Options	600	—	—	600
	$ 600	$ —	$ —	$ 600

The following table presents a rollforward of the amounts for the year ended December 31, 2016, for financial instruments classified within level 3. The classification of a financial instrument within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

(in thousands)	Warrants	Equities	Corporate Bonds	Trade Claim	Total
Assets					
Beginning balance	$ 1,489	$ 148	$ —	$ —	$ 1,637
Transfers	—	—	675 (a)	—	675
Purchases	1,914	122	279	10	2,325
Sales	—	—	(325)	—	(325)
Realized and unrealized gains/(losses)	212	(1)	(77)	—	134
	$ 3,615	$ 269	$ 552	$ 10	$ 4,446

(a) The investment undertook a reorganization and subsequently is not traded in an active market.

The Company recognizes all transfers and the related unrealized gain (loss) at the beginning of the reporting period. Transfers between level 1 and 2 generally relate to whether the principal market for the security becomes active or inactive. Transfers between level 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurements or due to change in liquidity restrictions for the investments.

The following table includes quantitative information as of December 31, 2016 for financial instruments classified within level 3. The table below quantifies information about the significant unobservable inputs used in the fair value measurement of the Company's level 3 financial instruments.

(in thousands)

	Fair Value	Valuation techniques	Unobservable Inputs	Range (weighted average)
Equities	$ 269	Market multiples	Market multiples and multiple discount	1x to 1.1x, 30%
Warrants	3,615	Model based	Volatility	42% to 85% (weighted average 74%)
Corporate bonds	552	Discounted cash flows	Market multiples Discount rate	6x, 20%
Other level 3 assets (a)	10			
	$ 4,446			

(a) The quantitative disclosures exclude financial instruments for which the determination of fair value is based on prices from recent transactions.

The Company's Parent has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments which includes ongoing oversight by the valuation committee as well as periodic reviews performed by the Parent's internal audit group. The valuation committee is comprised of senior management, including noninvestment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments, including the review of the results of the independent price verification process, approval of new trading asset classes and use of applicable pricing models and approaches.

The GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the valuation committee and the internal audit group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company reviews a daily profit and loss report, as well as other periodic reports, and analyzes material changes from period-to-period in the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The fair market value for Level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants and options are not readily observable and subject to interpretation. The interrelationship between unobservable inputs may vary significantly amongst Level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement.

The Company's derivatives trading activities exposes the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk and changes in the liquidity of markets. At December 31, 2016, the Company held 7,948 option contracts and had a receivable of $0.7 million which is included in receivable from derivative contracts, at fair value in the statement of financial conditions. At December 31, 2016, the Company sold 5,702 option contracts and had a payable of $0.6 million which is included in payable for derivative contracts, at fair value in the statement of financial condition.

The following table presents the gross and net derivative positions and the related offsetting amount as of December 31, 2016.

(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Financial instruments	Collateral pledged (b)	Net amounts
				Gross amounts not offset in the Statement of Financial Condition		
Receivable on derivative contracts, at fair value	$ 684	$ —	$ 684	$ —	$ —	$ 684
Payable for derivative contracts, at fair value	600	—	600	—	—	600

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.
(b) Includes the amount of collateral held or posted.

6. **Receivable From and Payable to Brokers, Dealers and Clearing Brokers**

Receivable from and payable to brokers, dealers and clearing brokers generally include proceeds from securities sold short including commissions and fees related to securities transactions, net and receivables and payables for unsettled transactions. Receivables related to commissions, which are reported in receivable from brokers, dealers, and clearing brokers in the statement of financial condition, are reported net of an allowance for doubtful debts. An allowance for doubtful debts is taken on any commission receivables aged over 180 days. For the year ended December 31,2016, the allowance on aged commission was immaterial. Proceeds related to securities sold, not yet purchased, may be restricted until the securities are purchased.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2016, consist of the following:

(in thousands)	Receivable	Payable
Clearing brokers	$ 67,458	$ —
Fees and commissions	1,149	414
	$ 68,607	$ 414

7. **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $1.0 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2016, the Company had net capital of approximately $65.3 million, which was approximately $64.3 million in excess of its minimum net capital requirement.

Since the Company claims an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker or proprietary accounts of introducing brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

8. **Income Taxes**

The taxable results of the Company's operations are included in the results of the tax returns of CGI, with whom the Company has an informal tax sharing arrangement. The income tax expense or benefit is computed on a benefit-for-loss basis. Pursuant to this arrangement, the Company does not receive a benefit for the losses until they are utilized on a consolidated basis. As of December 31, 2016, the Company had no income taxes payable or receivable.

For the year ended December 31, 2016, the effective tax rate of 36.1% differs from the statutory rate of 35.0% primarily due to deferred compensation as well as state and local taxes.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. A valuation allowance is recorded to the extent deferred tax assets are more likely than not to be utilized in the future.

The components of the Company's deferred tax assets and liabilities as of December 31, 2016 are as follows:

(in thousands)		
Deferred tax assets, net		
Net operating loss	$	45,568
Compensation and employee benefits		35,365
Goodwill		6,805
Depreciation		6,096
Other		607
Total deferred tax assets		94,441
Valuation allowance		—
Deferred tax assets, net of valuation allowance		94,441
Deferred tax liabilities		
Other		(408)
Total deferred tax liabilities		(408)
Deferred tax assets, net of deferred tax liabilities	$	94,033

Deferred tax assets, net of deferred tax liabilities, are reported in the statement of financial condition. The Company recorded deferred tax assets of $94.4 million, deferred tax liabilities of $0.4 million, and no valuation allowance at December 31, 2016.

The Company adopted the accounting guidance for accounting for uncertainty in income taxes which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. The Company does not have any uncertain tax positions recorded for the year ended December 31, 2016.

The Company's ultimate parent company, CGI, is subject to examination by the United States Internal Revenue Service and state and local tax authorities where the Company has significant operations, such as New York, for all tax years since 2012. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. Currently, CGI is under audit by New York State for 2010 to 2012 tax years. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As such, the Company does not have any uncertain tax positions recorded for the year ended December 31, 2016.

9.   Commitments and Contingencies

Litigation
In the ordinary course of business, the Company and its affiliates and subsidiaries and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and related parties) are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and related parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, except as set forth below, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, except as set forth below, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

On May 28, 2014, Energy Intelligence Group, Inc. and Energy Intelligence Group UK (collectively, "EIG") filed a lawsuit against the Company in the United States Court for the Southern District of New York (Energy Intelligence Group, Inc. and Energy Intelligence Group UK v. Cowen and Company, LLC, No. 14-CV-3789). The complaint alleged copyright infringement based on alleged impermissible distribution of EIG's publication, Oil Daily, by the Company and Dahlman Rose & Company, LLC ("Dahlman"), as Cowen's alleged predecessor-in-interest. EIG sought statutory damages based on alleged willful infringement of their copyrights. On November 12, 2014, the Company filed an answer and affirmative defenses to the EIG complaint. On September 25, 2015, the Company filed its motion for partial summary judgment to dismiss certain of EIG's claims relating to Dahlman's alleged copyright infringement. During the second quarter of 2016 the Company also filed a motion to disqualify EIG's copyright counsel based on a conflict of interest. Both of the Company's motions were heard in the second quarter of 2016. On July 15, 2016 the District Court ruled in favor of the Company on both of its motions. The Company and EIG entered into a settlement agreement on September 30, 2016, pursuant to which EIG agreed to withdraw its lawsuit with prejudice. The settlement amount paid by the Company and the current period impact of the settlement was not material to the Company's financial position or the results of operations for the year ended December 31, 2016. The dismissal of the lawsuit was approved by the District Court on October 4, 2016.

Long-Term Commitments
The Company entered into agreements with certain information technology and clearing services providers including Fidessa Group PLC, Bloomberg LP, S&P Capital IQ, Shadow Financial and National Financial Services LLC.

As of December 31, 2016, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)		
2017	$	8,384
2018		4,849
2019		365
2020		362
2021		422
	$	14,382

10.   Off-Balance-Sheet Arrangements, Market Risks and Credit Risks

The Company does not have material off-balance sheet arrangements as of December 31, 2016. However, through indemnification provisions in its clearing agreements, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreements, the Company is required to reimburse its clearing brokers, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and sold, but not yet purchased and its role as a financial intermediary in customer trading and market making. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. The Company trades in equity securities as an active participant in both listed and over the counter markets. The Company typically maintain securities in inventory to facilitate its market making activities and customer order flow. The Company may use a variety of risk management techniques and hedging strategies in the ordinary course of its trading business to manage its exposures. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters, particularly when it commits its own capital to facilitate client trading. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2016, the Company had recorded no liability.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent investors are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

11. **Subsequent Events**

The Company has evaluated events through February 27, 2017 and has determined that there were no additional subsequent events requiring adjustment or disclosure to the financial statements.